

02006449

SO 3-4-02

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-12680

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2002
WASH., D.C.
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BCG SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3275 STOKLEY STREET
(No. and Street)

PHILADELPHIA	PA	19129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT PAGLIONE (215) 849-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN
(Name — *if individual, state last, first, middle name*)

100 OVERLOOK CENTER	PRINCETON	NJ	08540
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT PAGLIONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCG SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public
NANCY K. BATCHELOR
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES MAR. 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BCG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

BCG SECURITIES, INC.
CONTENTS TO FINANCIAL STATEMENTS
DECEMBER 31, 2001



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
BCG Securities, Inc.:

We have audited the accompanying statements of financial condition of BCG Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown

January 31, 2002

BCG SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS		2001		2000
Cash and Cash Equivalents	$	52,134	$	48,952
Restricted Cash		20,000		20,085
Commissions Receivable, Net of Allowance of $-0-		68,699		63,440
Prepaid Expenses		2,329		2,278
Other Assets		1,417		1,417
TOTAL ASSETS	$	144,579	$	136,172

LIABILITIES AND STOCKHOLDER'S EQUITY		2001		2000
Liabilities				
Accounts Payable and Accrued Expenses	$	49,550	$	35,938
Due to Related Parties		44,074		53,511
TOTAL LIABILITIES		93,624		89,449
Stockholder's Equity:				
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares		27,500		27,500
Additional paid-in capital		77,200		77,200
Retained earnings		213,155		208,923
		317,855		313,623
Less: 92,000 shares of treasury stock at cost		(266,900)		(266,900)
TOTAL STOCKHOLDER'S EQUITY		50,955		46,723
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	144,579	$	136,172

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commission - investment funds	$ 1,189,993	$ 1,066,052
Commission - insurance	36,341	73,118
Interest	5,048	7,322
Miscellaneous	10,061	9,835
Total Revenues	1,241,443	1,156,327
Costs and Expenses:		
Commissions	552,502	456,622
Salaries and wages	292,608	292,385
Payroll and other taxes	44,429	38,263
Rent	38,134	34,655
Advertising	1,200	1,480
Equipment rent	24,104	23,349
Insurance	36,446	35,678
Automotive	3,512	2,550
Office	105,077	84,998
Professional fees	40,870	76,260
Postage	11,690	12,983
Regulatory fees	16,259	8,641
Repairs and maintenance	430	888
Seminars and training	4,159	3,050
Subscription fees	15,049	12,435
Printing	1,740	4,876
Telephone	14,864	19,396
Travel and entertainment	15,014	15,772
Utilities	7,908	12,399
Employee benefits	8,525	10,092
Contributions	325	--
Loss on investment	356	--
Miscellaneous	2,010	724
Total Costs and Expenses	1,237,211	1,147,496
Net Income	4,232	8,831
Retained Earnings, at Beginning of the Year	208,923	200,092
Retained Earnings, at End of the Year	$ 213,155	$ 208,923

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2000	$ 27,500	$ 77,200	$ 200,092	$ (266,900)	$ 37,892
Net Income	--	--	8,831	--	8,831
Balance, December 31, 2000	27,500	77,200	208,923	(266,900)	46,723
Net Income	--	--	4,232	--	4,232
Balance December 31, 2001	$ 27,500	$ 77,200	$ 213,155	$ (266,900)	$ 50,955

The Notes to Financial Statements are an integral part of these statements.

BCG SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 3, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income	$ 4,232	$ 8,831
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in:		
Commissions receivable	(5,259)	13,505
Prepaid expenses	(51)	143
Accounts payable and accrued expenses	13,612	3,759
Due to related parties	(9,437)	7,641
Net Cash Provided by Operating Activities	3,097	33,879
Cash Flows from Investing Activities:		
(Increase) decrease in restricted cash	85	(85)
Net Increase in Cash and Cash Equivalents	3,182	33,794
Cash and Cash Equivalents, at Beginning of Year	48,952	15,158
Cash and Cash Equivalents, at End of Year	$ 52,134	$ 48,952

The Notes to Financial Statements are an integral of these statements.

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

BCG Securities, Inc. was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.

The Company brokers securities transactions, mainly investment mutual funds for customer 401(k) plans. The Company's customer base is mainly comprised of companies located in the Northeast.

B. Commissions

Commission revenues and expenses are recorded on the accrual basis and are recognized as of the trade date of security transactions.

C. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Disclosures About Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, commissions receivable, accounts payable, commissions payable, and accrued expenses approximate fair value due to the short maturity of these items.

E. Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

F. Income Taxes

The Company has elected S corporation status, for federal and state purposes, effective January 1, 2000. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur significant income tax obligations, and the financial statements will not include a provision for income taxes.

Note 2 - Restricted Cash:

The Company maintains a depository account with its clearing broker, First Clearing Corporation, in the amount of $20,000 and $20,085 at December 31, 2001 and 2000, respectively, pursuant to its clearing agreement.

Note 3 - Related Party Transactions:

The Company has entered into an agreement with its affiliated companies that provides for an allocation of shared expenses. The company's obligation is determined by its occupation of square footage compared to the entire square footage of the building. Currently the company occupies 40% of the building. Salaries and wages and related taxes and benefits are allocated based on job responsibilities. Substantially all expenses in the statement of operations were advanced by related affiliates.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2001, the Company had net capital of $46,396, which was $40,154 in excess of its required minimum net capital of $6,242. Also, at December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 2.0 to 1.0.

Note 5 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 6 - Concentration of Credit Risk:

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of commissions receivable.

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2001 and 2000, the Company had no significant concentration of credit risk.

Note 7 - Employee Benefit Plan:

The Company participates in a multi-employer 401(k) deferred contribution plan that provides benefits to all employees who have elected to participate. The plan provides for a match at the employer's discretion. The allocated amount charged to operations and contributed to the plan in 2001 and 2000 was $8,525 and $10,092, respectively.

BCG SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Total Stockholder's Equity	$ 46,723
Deductions:	
Nonallowable assets:	
Aged receivables	85
Prepaid expenses	2,278
Other assets	1,417
Haircut on investment in money market fund	299
Total Deductions	4,079
Net Capital	$ 42,644
Aggregate Indebtedness	$ 89,449
Minimum Net Capital Required	$ 5,963
Net Capital Over Minimum Requirement	$ 36,681

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of December 31, 2001:

Net Capital as Reported in Company's December 31, 2001, FOCUS Reports	$ 53,186
Audit Adjustments:	
Adjustment to related parties	(10,542)
Net Capital, as Stated Above	$ 42,644

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
BCG Securities, Inc.:

In planning and performing our audits of the financial statements of BCG Securities, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



January 31, 2002